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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1996
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from ---------- to ----------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
 REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062















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-----------------------------------------------------------------------







                               CONTENTS


Report of independent auditors


Financial statements
--------------------
Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                    Schedule
----------------------                                    --------
Item 27a - Schedule of assets held for investment purposes   1
Item 27d - Schedule of reportable transactions               2





                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Salary Reduction Plan for Hourly Employees of
  IMC Global Operations Inc. Represented by
  United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statements of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of June 30, 1996 and 1995, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1996 and 1995, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            ERNST & YOUNG LLP

October 23, 1996
                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               ------------------------------------------------
       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
       -----------------------------------------------------------------
                                 June 30, 1996
                                 -------------


                                           Fund Information
                               ------------------------------------------
                               Fixed                        Bond
                              Income  Balanced   Equity     Index    Loan
                       Total   Fund     Fund     Fund       Fund     Fund
                 --------------------------------------------------------

Investments, at
 fair value:
 Mutual funds -
  Vanguard
   Wellington
   Fund,Inc.     $   169,632          $169,632
  Fidelity
   Equity-
   Income Fund,
   Inc.              233,679                    $233,679
  Vanguard Fixed
   Income Fund     1,191,860                             $1,191,860
 Master trust fund-
  IMC Global Fixed
   Fund              183,925 $183,925
 Loans to
  participants       105,082                                        $105,082
                  ---------- -------- --------  -------- ----------  --------
  Total
   investments     1,884,178  183,925  169,632   233,679  1,191,860  105,082

Employee contribu-
 tions receivable     11,538    1,754    1,882     3,258      4,644

Accrued interest and
 dividends             6,476                                  6,476
                  ---------- -------- --------  -------- ----------  --------

Assets available
 for benefits     $1,902,192 $185,679 $171,514  $236,937 $1,202,980 $105,082
                  ========== ======== ========  ======== ==========  ========












                      (See Notes to Financial Statements)
                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
                -----------------------------------------------
      STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
      -------------------------------------------------------------------
                                 June 30, 1995
                                 -------------


                                                Fund Information
                                       -----------------------------------
                                       Fixed                        Bond
                                       Income  Balanced  Equity    Index
                            Total       Fund      Fund    Fund      Fund
                         -------------------------------------------------

Investments, at fair value:
 Mutual funds -
   Vanguard Wellington
    Fund, Inc.          $     36,330            $36,330
   Fidelity Equity-
   Income Fund, Inc.          72,037                     $72,037
 LaSalle National Trust,
  N.A. Income Plus Fund       78,294   $78,294
 The Northern Trust
  Company Collective
  Treasury Bond Index
  Fund                     1,346,764                              $1,346,764
 The Northern Trust Company
  Collective Short Term
  Investment Fund             35,544                                  35,544
 Loans to participants        65,132                       9,605      55,527
                          ----------   -------  -------  -------  ----------
   Total investments       1,634,101    78,294   36,330   81,642   1,437,835

Cash                           4,630     1,664      878    1,836         252

Accrued interest and
 dividends                       536       393                           143

Assets available
 for benefits             $1,639,267   $80,351  $37,208  $83,478  $1,438,230
                          ==========   =======  =======  =======  ==========













                      (See Notes to Financial Statements)
                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               -------------------------------------------------
 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
 ----------------------------------------------------------------------------
                       For the Year Ended June 30, 1996
                       --------------------------------

                                               Fund Information
                             ----------------------------------------------
                                Fixed                       Bond
                               Income  Balanced   Equity    Index      Loan
                      Total     Fund     Fund      Fund     Fund       Fund
                  ---------------------------------------------------------

Investment income:
 Interest and
 dividends        $   94,429 $  2,567 $  2,317  $  3,576 $   83,879
 Net apprecia-
  tion in fair
  value of
  investments
  (depreciation)       4,529    4,864    8,123    22,108   (30,566)
 Income from
  master trust
  fund                 3,566    3,566
 Loans to
  participants -
  interest             6,914        5                423      2,495 $  3,991
                  ---------- -------- --------  -------- ----------  --------
  Total investment
   income            107,438   11,092   10,440    26,107     55,808    3,991

Participant
 contributions       272,495   43,691   41,345    68,099    119,360
Transfers from
 other plans           2,503                                  2,503
Cash distributed
 to withdrawing
 participants or
 other plans       (119,511)  (1,513)  (7,629)  (16,012)   (85,731)  (8,626)
Transfers of
 investment
 direction                     52,058   90,150    75,265  (327,190)  109,717
                  ---------- -------- --------  -------- ----------  --------
Net increase
 (decrease) in
 assets available
 for benefits        262,925  105,328  134,306   153,459  (235,250)  105,082

Assets available
 for benefits-
 beginning of year 1,639,267   80,351   37,208    83,478  1,438,230
                  ---------- -------- --------  -------- ----------  --------

Assets available
 for benefits-
  end of year     $1,902,192 $185,679 $171,514  $236,937 $1,202,980 $105,082
                  ========== ======== ========  ======== ==========  ========
                      (See Notes to Financial Statements)
                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               ------------------------------------------------
 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
  ---------------------------------------------------------------------------
                       For the Year Ended June 30, 1995
                       --------------------------------


                                                Fund Information
                                         ----------------------------------
                                         Fixed                         Bond
                                         Income   Balanced  Equity     Index
                               Total      Fund       Fund   Fund       Fund
                           --------------------------------------------------


Investment income:
 Interest and dividends    $  106,588   $ 1,154   $   424  $   717 $  104,293
 Net appreciation in fair
  value of investments         58,783               2,301    4,242     52,240
 Loans to participants -
  interest                      1,683                          189      1,494
                           ----------   -------   -------  -------  ----------
   Total investment income    167,054     1,154     2,725    5,148    158,027

Participant contributions     251,010    21,891    11,580   21,160    196,379

Cash distributed to
 withdrawing participants   (145,604)                               (145,604)
Transfers of investment
 direction                               57,306    22,903   57,170  (137,379)
                           ----------   -------   -------  -------  ----------
Net increase in assets
 available for benefits       272,460    80,351    37,208   83,478     71,423

Assets available for
 benefits- beginning
 of year                    1,366,807                               1,366,807
                           ----------   -------   -------  -------  ----------

Assets available for
 benefits- end of year     $1,639,267   $80,351   $37,208  $83,478 $1,438,230
                           ==========   =======   =======  =======  ==========











                      (See Notes to Financial Statements)
             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO
           ------------------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------

1.  Description of the Plan
    -----------------------
    The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
    The Plan was established on July 1, 1983 and was most recently restated on June 30, 1991. Hourly employees at Carlsbad, New Mexico operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan on the July 1 or January 1 following their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is maintained pursuant to a collective bargaining agreement between the Company and the Union.

Contributions
-------------
    The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $250 each pay period, but not to exceed 25 percent of the participant's compensation within the meaning of Section 415 of the Internal Revenue Code (the IRC). A participant may change the amount of payroll deduction on each July 1 or January 1. The Plan provides a qualified cash and deferred arrangement within the meaning of Section 401(k) of the IRC; such contributions were subject to the calendar year maximum of $9,500 in 1996 ($9,240 in 1995)

Participant Accounts
--------------------
    Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends and net realized and unrealized gains or losses on the last day of each month.

Administrative Expenses
-----------------------
    Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
Since January 1, 1996 the Plan investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time, the trustee was The Northern Trust Company.
Investment programs available to participants are as follows:

     Fixed Income Fund - Since January 1, 1996, investments of the Fixed Income Fund have been invested in a pooled income fund shared only by other IMC Global Operations Inc. 401(k) plans. Investments are made in guaranteed investment contracts (GICs). Prior to January 1, 1996, investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments were made in shares of the LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which primarily invests in investment contracts, U.S. Government money market investments and alternative contracts backed by the U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

     Balanced Fund - Investments are made in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

     Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

     Bond Index Fund - Investments are made in shares of the Vanguard Fixed Income Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

     Loan Fund - Investments are loans made to participants as described below.

    Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Since April 1, 1996, participants may elect to change the investment direction of their future contributions daily; prior to that time they could change their elections four times a year (July 1, October 1, January 1 and April 1). Such a change only affects the investment of the participants' contributions and employer contributions received by the Plan after the effective date of the change. The Fixed Income Fund, the Balanced Fund and the Equity Fund investment programs were introduced to the Plan effective January 1, 1995. Loans were transferred to the Loan Fund effective January 1, 1996.

Vesting
-------
    All Plan participants are immediately and nonforfeitably vested in their Plan accounts.

Withdrawals
-----------
    Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Deferred Distributions
----------------------
    Participants who terminate employment and have an account balance in excess of $3,500 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

Loans to Participants
---------------------
    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.

2.  Summary of Significant Accounting Policies
    ------------------------------------------
Investment Valuation
--------------------
    All investments are carried at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the LaSalle National Trust, N.A. Income Plus Fund, The Northern Trust Company Collective Treasury Bond Index Fund and units of The Northern Trust Company Collective Short Term Investment Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Investment in  Trusts
---------------------
    As of January 1, 1996, investment assets of the Fixed Income Fund were made in shares of IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The Plan was a .3 percent participant in the IMC Global Fixed Income Fund at June 30, 1996.

    The assets of the IMC Global Fixed Income Fund as of June 30, 1996 were as follows:

LaSalle National Trust, N.A.
  Income Plus Fund                          $26,827,224
Guaranteed Investment Contracts -
 Commonwealth Life Insurance Company          6,776,887
 Hartford Life Insurance Company              5,527,202
 CDC Investment Management Corp.              6,138,138
 National Westminster Bank Group              4,860,622
 Rabobank Alternative                         5,111,051
Marshall Money Market Fund                      296,649
Pending transaction                               6,245
Accrued interest and dividends                  509,020
                                           -----------
Net assets of pooled fund                   $56,053,038
                                           ===========

    Changes in the IMC Global Fixed Income Fund from January 1 through June 30, 1996 are summarized as follows:

Additions:
 Interest and dividend income              $  1,116,667
 Net depreciation in fair
   value of investments                         (4,296)
 Contributions and transfers
  from other plans                            1,934,134
                                              3,046,505

Deductions:
 Benefits paid                                6,312,940
 Investment expenses                             49,689
                                           -----------
                                              6,362,629
                                           -----------

Net decrease in assets                      (3,316,124)
Assets transferred at January 1, 1996        59,369,162
                                           -----------

Pooled fund assets at June 30, 1996         $56,053,038
                                           ===========

Income Recognition
------------------
    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
    Participant contributions are recorded each pay period as withheld by the Company.

Participant Withdrawals
-----------------------
    Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at June 30, 1996 and 1995.

3.  Net Appreciation (Depreciation) in Fair Value of Investments
    ------------------------------------------------------------
    During 1996 and 1995, net appreciation (depreciation) in fair value of the Plan's investments as determined by quoted market price was as follows:

                                     1996          1995
                                  ----------    ----------
Mutual funds -
 Fixed Fund                       $  4,864
 Balanced Fund                       8,123      $  2,301
 Equity Fund                        22,108         4,242

Bond Index Fund                   (30,566)        52,240
                                  --------      --------

                                  $  4,529      $ 58,783
                                  ========      ========

4.  Significant Investments
    -----------------------
    Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:
                                           1996           1995
                                        ----------     ----------
Vanguard Wellington Fund, Inc.          $  169,632     $   36,330
Fidelity Equity-Income Fund, Inc.          233,679         72,037
Vanguard Fixed Income Fund               1,191,860
IMC Global Fixed Fund                      183,925
LaSalle National Trust, N.A. Income
  Plus Fund                                                78,294
The Northern Trust Company Collective
  Treasury Bond Index Fund                              1,346,764
Loans to participants                      105,082         65,132

5.  Federal Income Tax Status
    -------------------------
    The Internal Revenue Service ruled on September 11, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.




















                        SUPPLEMENTAL SCHEDULES
                        ----------------------



                                                      Schedule 1


             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO
           -------------------------------------------------
      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
      ----------------------------------------------------------


                                          June 30, 1996
                               --------------------------------
                               Principal amount
                                or number of              Current
     Description                   shares        Cost       value
---------------------------    ------------   ---------   --------

Mutual funds -
  Vanguard Wellington
   Fund, Inc.           6,734 shares          $  168,897  $  169,632
  Fidelity Equity-Income
   Fund, Inc.           5,803 shares             230,752     233,679
  Vanguard Fixed Income
   Fund               116,166 shares           1,209,431   1,191,860

Master trust fund -
  IMC Global Fixed Fund18,112 shares             182,018     183,925

Loans to participants
 (9.5% - 10%)                                                105,082
                                                          ----------
                                                          $1,884,178
                                                          ==========


NOTE:

(A)  Party-in-interest transactions not prohibited by ERISA.
                                                     Schedule 2


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               ------------------------------------------------
                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                ----------------------------------------------
                           YEAR ENDED JUNE 30, 1996
                           -------------------------
                             Purchase                  Sales
                          --------------  ------------------------------------
       Description        Number   Cost   Number   Cost   Proceeds Gain (loss)
------------------------  ------ -------  ------ ------   -------  ----------

Category (i) transaction
 - individual transactions
 in excess of 5 percent of
 plan assets:

The Northern Trust Company
  Collective Treasury Bond
  Index Fund (A)             1    $ 1,872   1 $1,415,034  $1,415,966$  (932)

Category (iii) transactions
 - series of transactions
 in excess of 5 percent of
 plan assets:

Fidelity Equity - Income
 Fund, Inc.                 29    149,082   6     39,453      41,605   2,152

LaSalle National Trust,
 N.A. Income Plus Fund       9     12,290   4      1,532       1,532     (B)

The Northern Trust Company
  Collective Short Term
  Investment Fund (A)                       1     14,103      14,103     (B)

Vanguard Wellington Fund    26    136,906   9     30,458      31,098     640

Vanguard Fixed Fund         19  1,524,225  19    261,243     256,897 (4,346)

IMC Global Fixed Fund       14    107,604   7     28,428      28,650     222

NOTES:

(A) Party-in-interest transactions not prohibited by ERISA.

(B) Due to the nature of these transactions, there is no gain or loss on disposition.

(C) There were no category (ii) or (iv) reportable transactions during the year ended June 30, 1996.





                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               Salary Reduction Plan for Hourly Employees of
               IMC Global Operations Inc. Represented by
               United Steelworkers of America at Carlsbad, New Mexico

                                  BRIAN J. SMITH
                       -------------------------------------------
                                  Brian J.Smith
                       Chairman of the Employee Benefits Committee

Date:  December 19, 1996

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

BRIAN J. SMITH
--------------
Brian J. Smith       Executive Vice President      December 19, 1996
                     Chief Financial Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge Senior Vice President,        December 19, 1996
                     Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith   Senior Vice President,        December 19, 1996
                     Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.                              President and December 19,
1996
                     Chief Operating Officer